UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM40-F

[Check one]

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(0) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________________	Commission File Number _______________

VERSES AI INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	7370	88-2921736
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(323) 868-0514

(Address and telephone number of Registrant’s principal executive offices)

VERSES Technologies USA, Inc.
5877 Obama Blvd.
Los Angeles, CA 90016
(310) 988-1944

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class A Subordinate Voting Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Not applicable

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Verses AI Inc. (the “Registrant”, the “Company” or “Verses”) is a Canadian public company whose class A subordinate voting shares are listed on the Cboe Canada Stock Exchange under the symbol “VERS”. The Company’s class A subordinate voting shares also trade on the OTCQB under the symbol “VRSSF”.

The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (this “Registration Statement”) pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”). The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder. The Company is filing this Registration Statement with the SEC to register its class A subordinate voting shares under Section 12(g) of the Exchange Act.

References to the “Registrant” or “Company” or “Verses” in this Registration Statement mean VERSES AI Inc., and its subsidiaries unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.138, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.138, as set forth in the Exhibit Index.

FORWARD-LOOKING STATEMENTS

This Registration Statement and the exhibits attached hereto contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”). This may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this Registration Statement are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this Registration Statement are made only as of the respective dates set forth in such exhibits. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements relating to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, growth plans, strategies, opportunities, operations, plans and objectives. In particular, statement regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate are forward-looking statements.

In particular, and without limiting the generality of the foregoing, this Registration Statement contains forward-looking statements concerning:

●	the Company’s intention to complete future offerings and the amount of proceeds the Company intends to raise in such offerings;
●	the competitive and business strategies of the Company;
●	the Company’s research roadmap and expectations regarding the Company’s development of artificial intelligence (“AI”);
●	the Company’s participation in AI benchmark challenges and expectations regarding the public release timeline of its primary planned product offering, Genius;

●	market prices, values and other economic indicators;
●	receipt and timing of any required governmental, regulatory and third-party approvals, licenses and permits;
●	the performance of the Company’s business and operations;
●	the intention to grow the business, operations and potential activities of the Company;
●	the Company’s competitive positioning;
●	the Company’s anticipated partnerships and agreements with third parties and the expected outcomes of such partnerships and agreements;
●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;
●	timing, costs and potential success of future activities on the Company’s facilities and projects;
●	future outlook and goals relating to the Company’s strategy;
●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue development of its business and continue operations;
●	the Company’s expected reliance on key management personnel, advisors and consultants;
●	the Company’s intended compensation policy and practices and compensation structure;
●	the capabilities of the Company’s planned primary product offering, Genius, and Genius-based applications;
●	the development and roll-out of the Company’s planned primary product offering, Genius, and Genius-based applications;
●	the expected competitive aspects of the Company’s planned primary product offering Genius, and Genius-based applications in the market;
●	the potential scalability of Genius;
●	beliefs and intentions regarding the ownership of material patents, trademarks and domain names used in connection with our products and services;
●	analyses and other information based on expectations of future performance and planned products;
●	planned expenditures and budgets and the execution thereof; and
●	anticipated results and developments in the Company’s operations in future periods and other matters which may occur in the future.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management of the Company on the date the statements are provided. Investors should not place undue reliance on forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. These statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Registration Statement. With respect to forward-looking statements contained herein, assumptions have been made regarding, among other things:

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;
●	general economic, financial market, regulatory and political conditions in which the Company operates;
●	general demand and consumer interest in the Company’s products;
●	the competitive environment in which the Company operates;
●	the ability of the Company to grow its market share and the Company’s growth outlook;
●	anticipated and unanticipated costs that the Company may face;
●	estimated contracted revenue, revenue structures and revenue from operations;
●	there being no significant delays in the development and commercialization of, Genius and other products and services;
●	the ability of the Company to raise any necessary capital on acceptable terms;

●	the ability of the Company to anticipate future needs of clients and partners;
●	the ability of the Company to maintain and effect sufficient research and development capabilities;
●	the ability of the Company to execute the Company’s growth, sales and customer acquisition strategies;
●	the ability of the Company to attract and retain skilled personnel;
●	the ability of the Company to obtain qualified staff and in a timely and cost-efficient manner;
●	there being no significant barriers to the acceptance of the Company’s products and services;
●	the continued adoption and acceptance of the Spatial Web;
●	stability in financial and capital markets;
●	fluctuations in capital markets and share prices;
●	the accuracy of budgeted costs and expenditures;
●	future currency exchange rates and interest rates;
●	the timely receipt of any required governmental, regulatory and third-party approvals, license and permits on favorable terms and any required renewals of the same;
●	legislation and regulation favoring the furtherance of artificial intelligence applications; and
●	requirements under applicable laws.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this Registration Statement on Form 40-F, including:

●	the Company’s limited operating history;
●	the requirement for substantial additional capital to operate the Company’s business;
●	the Company’s has had negative cash flow from operating activities since inception;
●	failure to manage growth;
●	reliance on strategic partnerships;
●	failure to prevent or mitigate security breaches and improper access to or disclosure of the Company’s data or customer data could result in the loss or misuse of such data, which could harm the Company’s business and reputation;
●	the failure or unavailability of the Company’s computer and data processing systems could materially impact the Company’s ability to deliver the Company’s planned primary product offering, Genius, to customers effectively or comply with contractual obligations to third parties;
●	the Company’s ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance the Company’s planned primary product offering, Genius, or to design and introduce new Genius features on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs;
●	global economy risk;
●	dependence on management and key personnel;
●	the evolving legal and regulatory landscape for AI;
●	price volatility of the Company’s publicly traded securities; and
●	the other factors discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended March 31, 2024 (the “AIF”) which is filed as Exhibit 99.118 to this Registration Statement.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Should one or more of these risks and uncertainties materialize, or should the Company’s estimates or underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described in forward-looking statements. The Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, the Company does not assume responsibility for the outcome of the forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed as Exhibits to this Registration Statement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by US companies in accordance with United States generally accepted accounting principles.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF for the fiscal year ended March 31, 2024, filed as Exhibit 99.118 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 28, 2024, the last business day before March 31, 2024 (the last day of our fiscal year), based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3550.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at March 31, 2024, the Company had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term debt obligations	$-	$-	$-	$-	$-
Capital (finance) lease obligations	$-	$-	$-	$-	$-
Operating lease obligations	$-	$-	$-	$-	$-
Purchase obligations	$-	$-	$-	$-	$-
Other long-term liabilities reflected on balance sheet (1)	$140,904	$7,752	$15,504	$15,504	$102,144
Total	$140,904	$7,752	$15,504	$15,504	$102,144

(1)	Loan from the U.S. Small Business Administration.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the United States Securities and Exchange Commission (the “Commission”), and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 20, 2024

VERSES AI INC.

By:	/s/ Gabriel René
Name:	Gabriel René
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release dated March 31, 2023
99.2	Certificate of Change of Name dated March 31, 2023
99.3	News Release dated March 31, 2023
99.4	News Release dated April 11, 2023
99.5	Material Change Report dated April 11, 2023
99.6	Second Supplemental Warrant Indenture dated March 21, 2023 and filed on SEDAR+ on April 13, 2023
99.7	Third Supplemental Warrant Indenture dated March 31, 2023 and filed on SEDAR+ on April 13, 2023
99.8	Material Change Report dated April 13, 2023
99.9	News Release dated April 24, 2023
99.10	News Release dated May 2, 2023
99.11	News Release dated May 16, 2023
99.12	News Release dated May 19, 2023
99.13	News Release dated May 24, 2023
99.14	News Release dated May 26, 2023
99.15	News Release dated June 5, 2023
99.16	Notice Declaring Intention to be Qualified Under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) dated June 6, 2023
99.17	News Release dated June 8, 2023
99.18	Notice of Meeting and Record Date with respect to Special Meeting to be held on July 17, 2023, dated June 8, 2023
99.19	News Release dated June 12, 2023
99.20	Statement of Executive Compensation dated June 20, 2023
99.21	News Release dated June 22, 2023
99.22	News Release dated June 23, 2023
99.23	News Release dated June 26, 2023
99.24	News Release dated June 26, 2023 and filed on SEDAR+ on June 27, 2023
99.25	Management Information Circular dated June 14, 2023 with respect to Special Meeting to be held on July 17, 2023 and filed on SEDAR+ on June 27, 2023
99.26	Form of Proxy with respect to Special Meeting to be held on July 17, 2023,
99.27	Voting Instruction Form with respect to Special Meeting to be held on July 17, 2023
99.28	Notice of Special Meeting to be held on July 17, 2023, dated June 14, 2023
99.29	News Release dated June 27, 2023
99.30	Ontario Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated June 28, 2023
99.31	Audited Consolidated Financial Statements for the Years ended March 31, 2023 and 2022
99.32	Alberta Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated June 28, 2023
99.33	Alberta Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated June 28, 2023
99.34	Ontario Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated June 28, 2023
99.35	Management’s Discussion and Analysis for the year ended March 31, 2023, dated June 29, 2023
99.36	Annual Information Form for the year ended March 31, 2023, dated June 29, 2023
99.37	Form 52-109F1 - Certification of Annual Filings (CFO) dated June 29, 2023
99.38	Form 52-109F1 - Certification of Annual Filings (CEO) dated June 29, 2023
99.39	News Release dated July 6, 2023
99.40	News Release dated July 12, 2023
99.41	Report of Exempt Distribution dated July 17, 2023
99.42	Special Warrant Indenture dated as of July 6, 2023 and filed on SEDAR+ July 17, 2023
99.43	Underwriting and Agency Agreement dated as of July 6, 2023 and filed on SEDAR+ July 17, 2023
99.44	Material Change Report dated July 17, 2023

99.45	Warrant Indenture dated as of July 6, 2023 and filed on SEDAR+ July 18, 2023
99.46	News Release dated July 18, 2023
99.47	News Release dated July 19, 2023
99.48	Report of Voting Results dated July 19, 2023
99.49	News Release dated July 20, 2023
99.50	News Release dated July 24, 2023 and filed on SEDAR+ July 26, 2023
99.51	News Release dated August 2, 2023
99.52	News Release dated August 10, 2023
99.53	Condensed Consolidated Interim Financial Statements (unaudited) for the three months ended June 30, 2023 and 2022
99.54	Management’s Discussion and Analysis for the three months ended June 30, 2023, dated August 14, 2023
99.55	Form 52-109F2 - Certification of Interim Filings (CFO) dated August 14, 2023
99.56	Form 52-109F2 - Certification of Interim Filings (CEO) dated August 14, 2023
99.57	News Release dated September 7, 2023
99.58	News Release dated September 13, 2023
99.59	News Release dated September 21, 2023
99.60	News Release dated September 26, 2023
99.61	News Release dated October 6, 2023
99.62	News Release dated October 12, 2023
99.63	News Release dated October 16, 2023
99.64	News Release dated October 27, 2023
99.65	News Release dated October 31, 2023
99.66	News Release dated November 1, 2023
99.67	News Release dated November 7, 2023
99.68	News Release dated November 8, 2023
99.69	Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended September 30, 2023 and 2022
99.70	Management’s Discussion and Analysis for the three months ended September 30, 2023, dated November 14, 2023
99.71	Form 52-109F2 - Certification of Interim Filings (CEO) dated November 14, 2023
99.72	Form 52-109F2 - Certification of Interim Filings (CFO) dated November 14, 2023
99.73	News Release dated November 15, 2023
99.74	News Release dated November 28, 2023
99.75	News Release dated November 30, 2023
99.76	News Release dated December 7, 2023
99.77	Report of Exempt Distribution dated December 6, 2023 and filed on SEDAR+ December 7, 2023
99.78	News Release dated December 8, 2023
99.79	News Release dated December 19, 2023
99.80	News Release dated December 21, 2023
99.81	News Release dated December 22, 2023
99.82	News Release dated January 12, 2024
99.83	News Release dated January 18, 2024
99.84	Report of Exempt Distribution dated January 31, 2024
99.85	News Release dated February 1, 2024
99.86	News Release dated February 8, 2024
99.87	Condensed Consolidated Interim Financial Statements (unaudited) for the three and nine months ended December 31, 2023 and 2022
99.88	Management’s Discussion and Analysis for the three months ended December 31, 2023, dated February 14, 2024
99.89	Form 52-109F2 - Certification of Interim Filings (CEO) dated February 14, 2023
99.90	Form 52-109F2 - Certification of Interim Filings (CFO) dated February 14, 2023
99.91	News Release dated February 22, 2024

99.92	News Release dated February 28, 2024
99.93	News Release dated March 7, 2024
99.94	News Release dated March 18, 2024
99.95	News Release dated April 12, 2024
99.96	News Release dated April 15, 2024
99.97	News Release dated April 18, 2024
99.98	News Release dated May 1, 2024
99.99	Amended Report of Exempt Distribution dated May 2, 2024
99.100	News Release dated April 30, 2024 and filed on SEDAR+ May 9, 2024
99.101	Material Change Report dated May 9, 2024
99.102	News Release dated May 17, 2024
99.103	News Release dated May 21, 2024
99.104	Report of Exempt Distribution dated May 29, 2024
99.105	Report of Exempt Distribution dated April 24, 2024 and filed on SEDAR+ on May 29, 2024
99.106	Report of Exempt Distribution dated May 31, 2024
99.107	News Release dated June 20, 2024
99.108	News Release dated June 27, 2024
99.109	Report of Exempt Distribution dated June 27, 2024
99.110	Material Change Report dated June 27, 2024 and filed on SEDAR+ June 28, 2024
99.111	News Release dated July 2, 2024
99.112	Audited Consolidated Financial Statements for the Years ended March 31, 2024 and 2023
99.113	Management’s Discussion and Analysis for the year ended March 31, 2024, dated July 2, 2024
99.114	Form 52-109F1 - Certification of Annual Filings (CEO) dated July 2, 2024
99.115	Form 52-109F1 - Certification of Annual Filings (CFO) dated July 2, 2024
99.116	Ontario Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated July 2, 2024
99.117	Alberta Form 13-502F1 - Class 1 and 3B Reporting Issuers - Participation Fee dated July 2, 2024
99.118	Annual Information Form for the year ended March 31, 2024, dated July 2, 2024
99.119	Notice of Meeting and Record Date with respect to Annual General and Special Meeting to be held on September 13, 2024, dated July 15, 2024
99.120	News Release dated July 17, 2024
99.121	News Release dated July 24, 2024
99.122	News Release dated July 30, 2024
99.123	News Release dated August 14, 2024
99.124	Condensed Consolidated Interim Financial Statements (unaudited) for the three months ended June 30, 2024 and 2023
99.125	Management’s Discussion and Analysis for the three months ended June 30, 2024, dated August 14, 2024
99.126	Form 52-109F2 - Certification of Interim Filings (CFO) dated August 14, 2024
99.127	Form 52-109F2 - Certification of Interim Filings (CEO) dated August 14, 2024
99.128	Material Change Report dated August 16, 2024
99.129	News Release dated August 22, 2024
99.130	Financial Statement Request Form filed on SEDAR+ August 23, 2024
99.131	Management Information Circular dated August 14, 2024 with respect to Annual General and Special Meeting to be held on September 13, 2024 and filed on SEDAR+ on August 23, 2024
99.132	Form of Proxy with respect to Annual General and Special Meeting to be held on September 13, 2024
99.133	Notice of Annual General and Special Meeting to be held on September 13, 2024, dated August 14, 2024
99.134	News Release dated August 28, 2024
99.135	News Release dated September 10, 2024
99.136	Report of Voting Results dated September 13, 2024
99.137	News Release dated September 13, 2024
99.138	Consent of Smythe, LLP